FREE WRITING PROSPECTUS
Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated April 16, 2010
Registration Statement No. 333-162782
ISSUER FREE WRITING PROSPECTUS DATED APRIL 22, 2010
Alimera Sciences, Inc.
     This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 16, 2010 related to this offering, included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-162782) relating to such securities (the “Preliminary Prospectus”). The following information supplements and/or updates the information contained in the Preliminary Prospectus and primarily relates to an increase in the number of shares offered, a reduction in the offering price and the purchase by certain of our existing stockholders of up to an aggregate of approximately $20.0 million of our common stock in this offering at the initial public offering price. You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities below. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1267602/000095012310036143/g20643a6sv1za.htm

Common stock offered by us	6,550,000 shares, or 7,532,500 shares if the underwriters exercise their over-allotment option in full.

Common stock to be outstanding after this offering	31,051,055 shares, or 32,033,555 shares if the underwriters exercise their over-allotment option in full.

Initial public offering price per share	$11.00 per share. This represents a price per share below the estimated price range of $15.00 to $17.00 indicated in the Preliminary Prospectus.

Potential purchases by existing stockholders	Certain of our existing stockholders have committed to purchase up to an aggregate of 1,803,791 shares of our common stock in this offering at the initial public offering price through our directed share program. The underwriters will not receive any underwriting discount or commission in connection with the sale of these shares to our existing stockholders. The following table sets forth the number of shares these existing stockholders have committed to purchase through our directed share program and the number of shares and percentage of common stock they would beneficially own after the offering:

			Percentage
		Number of	of Common
		Shares	Stock
	Shares to be	Beneficially	Beneficially
	Purchased in	Owned After	Owned After
Beneficial Owner	Offering	Offering	Offering
BAVP, LP	363,636	4,863,094	15.66%
Domain Associates, L.L.C.	378,028	4,877,477	15.71%
Intersouth Partners	378,028	4,877,480	15.71%
Polaris Venture Partners	378,028	4,877,481	15.71%
Venrock Associates	306,071	3,949,070	12.72%

Use of proceeds	We estimate that we will receive net proceeds of approximately $66.3 million from the sale of the shares of common stock in this offering, based on the initial public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $76.3 million. We anticipate using the net proceeds from this offering as follows:
•	approximately $13.4 million to complete the clinical development and registration of Iluvien for DME;

•	$25.0 million to pay a milestone payment to pSivida US, Inc. upon the FDA approval of Iluvien; and

•	the balance of $27.9 million to commence the commercial launch of Iluvien, to continue to develop our product pipeline and for working capital and other general corporate purposes.

In addition, to the extent that the underwriters’ over-allotment option is exercised in full, we anticipate using $15.0 million to repay indebtedness to pSivida US, Inc. and $175,000 to repay interest accrued on the indebtedness to pSivdia US, Inc. as of April 21, 2010.

Dilution	After giving effect to our sale in this offering of 6,550,000 shares of our common stock at the initial offering price of $11.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been approximately $75.9 million, or $2.45 per share of our common stock. This represents an immediate increase in net tangible book value of $2.67 per share to our existing stockholders and an immediate dilution in net tangible book value of $8.55 per share to purchasers of common stock in this offering. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $2.22 per share, and the dilution in pro forma net tangible book value per share to purchasers of common stock in this offering would be $8.78 per share. Purchasers of common stock in this offering will have purchased approximately 21.1% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 40.5% of the total consideration paid for our common stock.
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CREDIT SUISSE TOLL FREE AT 1-800-221-1037 OR CITI TOLL FREE AT 1-800-831-9146.
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THIS EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2